

April 3, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form S-4 Filed March 13, 2009**
> **File No. 333-157894**

Dear Mr. Lyons:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place

in the document, provide in your response letter page references to all responsive disclosure.

2.   Please provide updated disclosure throughout the prospectus, and file any missing exhibits to the Form S-4, such as the legality opinion. We will require sufficient time for our review of the updated disclosure and the newly filed exhibits, and we may have additional comments.

Cover page

3.   We note your reference to Rule 416(c) in footnote (2) to the Calculation of Registration Fee table. Please revise to reference the appropriate subpart of Rule 416.

Questions and Answers About the Offer, page 1

Q: Who is eligible to participate in the offer?, page 1

4.   You state that "[a]ll current employees, officers and directors" of CONSOL and CNX Gas may participate "to the extent that such person holds an eligible Incentive Award." Disclose how many in each category hold eligible Incentive Awards. Also explain the process by which the exchange offer and exchange terms were formulated, including any input by affected individuals such as Mr. DeIuliis. To the extent that individuals participating in the process held Incentive Awards, provide appropriate conflicts of interest disclosure.

Q: Why are we making the offer?, page 2

5.   You state that the proposed exchange offer "should better incentivize the holders of the Incentive Awards for the interests of both organizations," without explaining how the proposed exchange offer will do so. Revise to explain in necessary detail how the offer would better incentivize the holders with regard to both entities.   Also explain how an exchange of CNX Gas performance share awards, which contain performance conditions, for the New RSUs of CONSOL, which do not contain performance conditions, is designed to incentivize performance.

Q: Will CNX Gas' board of directors make a recommendation concerning the offer?, page 4

6.   You state that "We do not know whether the CNX Gas board will make a recommendation. Under SEC rules, CNX Gas will be required to make a recommendation or state that it is neutral or is unable to take a position with

respect to the offer."   Once the CNX Gas board makes a recommendation or a statement of neutrality, please update the Form S-4 to include the relevant information.

Accounting Treatment, page 9

7.   We note your statement that "[u]nder SFAS 123R, incremental compensation cost will be recognized in an amount equal to the excess of the fair market value of the modified award over the fair value of the original award immediately before the modification." Please advise whether you anticipate that there will be any such excess amount, and if so, how this is consistent with your statement elsewhere in the document that the CNX Gas PSUs will be exchanged for CONSOL New RSUs of "equivalent value."

Background of the Offer, page 34

8.   We note your statements about the valuation of the CNX Gas 2007 and 2008 PSUs and the CONSOL New RSUs. Please disclose in detail the methodologies you used in determining the values of these securities, including any assumptions that you used. We may have additional comments.

Additional Factors for Consideration by Holders of Incentive Awards, page 36

9.   We note your statement in the second bullet point that "such values may change from those dates to the expiration of the offer." Please explain more precisely how the values may change and what factors could cause them to change.

Procedure for Tendering Incentive Awards – Determination of Validity, page 42

10.   We note your statement that "[w]e will decide, in our sole discretion, all questions as to … the terms and conditions of the New RSUs." Revise your disclosure to make clear that you have described in the prospectus all of the material terms and conditions of the New RSUs.

Material U.S. Federal Income Tax Consequences, page 43

11.   It does not appear that the potential tax consequences, particularly with regard to the applicability of Section 409A, are certain. As there is uncertainty regarding the tax consequences of the exchange to those who are being offered CONSOL restricted stock units, and as it appears that such information may be material, please obtain and file an opinion of an expert regarding the tax consequences. We may have additional comments once you file the opinion and provide revised corresponding disclosure in this section. See Item 601(b)(8) of Regulation S-K.

12.   We note your statement on page 43 that "the following description *assumes that* such awards will be designed to conform to the requirements of Section 409A of the Code [emphasis added]." On page 44, you state that "[a]wards of RSUs under the Plan are intended to comply with Section 409A, the regulations issued thereunder or an exception thereto." If the awards were designed to comply with Section 409A, please revise to provide consistent disclosure in that regard.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
       N. Gholson